[JetBlue Airways Corporation Letterhead]

May 1, 2014
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attn:     Ms. Linda Cvrkel
Branch Chief

Re:     JetBlue Airways Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 19, 2014
Form 8-K furnished March 13, 2014
File No. 000-49728

Ladies and Gentlemen:

On behalf of JetBlue Airways Corporation (the Company) set forth below are the responses to the comments of the Staff (the Staff) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the above referenced filing set forth in the Staff’s letter to Mr. Mark Powers of the Company dated April 17, 2014.

For your convenience, we have repeated each of the comments set forth in the Staff’s letter followed by the response to that comment.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates, page 42
Accounting for Long Lived Assets, page 43

1.
We note your disclosure that changes in expected lives of assets have resulted in accelerated depreciation. Please tell us whether any changes were made to the useful lives of assets which resulted in accelerated depreciation during the years ended December 31, 2013 or 2012. If so, please describe for us and in your notes to the consolidated financial statements the facts and circumstances surrounding such changes. The notes to the financial statements should also be revised to include the disclosures required by ASC 250-10-50-4.

Response: As part of our impairment evaluations of long lived assets, we review the estimates for remaining useful lives as required by ASC 360-10-35. This is an annual assessment, unless there are facts that arise which would cause us to evaluate them sooner. Business decisions in 2013 and 2012, such as changes in the timing of planned replacement of seats on certain aircraft, the planned replacement of certain customer services software, planned upgrades and replacement of certain inflight entertainment assets on our aircraft as well as circumstances related to our high-density slots, required us to re-evaluate the useful lives of certain of our long-lived assets.

Collectively, the changes we made in remaining useful lives did not result in material adjustments to the depreciation and amortization expense recognized in 2013 and 2012, or to be recognized in any future annual periods (approximately 0.2% of total operating expenses and approximately 3% of our depreciation and amortization expenses). As a result, we did not provide the disclosures as set forth in ASC 250-10-50-4. In future filings, we will include a disclosure to indicate that the impact of these changes did not result in material changes to depreciation and amortization. If in the future we should have a change in lives that does result in a material adjustment, we will provide the disclosure in accordance with 250-10-50-4.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 52

Intangible Assets, page 54

2.
We note your disclosure that in December 2013, due to recent regulatory and market activities stemming from the auctioning of slots at LaGuardia and Reagan National airports, you reassessed the useful lives of these assets and concluded that Slots at High Density airports are indefinite lived intangible assets and you will no longer amortize them. Citing relevant authoritative accounting literature, please provide us further details as to why you believe it is appropriate to assign these assets an indefinite life. As part of your response, please describe the changes in facts and circumstances that occurred during 2013 that resulted in your decision to make this change. Also, in light of the fact that it appears that during 2014 you have been successful in your bid to acquire 24 takeoff and landing slots at Reagan National airport (a High Density airport), please tell us how you intend to account for these slots, once acquired. If you intend to assign the slots an indefinite life, please explain to us why you believe an indefinite life is appropriate. Further, assuming a satisfactory response, please revise your notes to the consolidated financial statements to include the disclosures required by ASC 250-10-50-4

Response: The catalyst for the noted change in lives for our High Density Airport Slots was the evaluation the Slots becoming available in connection with the American Airlines and US Airways merger. These Slots were substantially identical to the Slots auctioned through a similar process in 2011. In preparing our bids for the 2013 auctions, we noted that the Slots had appreciated in value over this short period of time. Since 2011, and in particular in 2013, we have increased focus on the business passenger, including business traveler focused enhancements to our TrueBlue loyalty program including the removal of all points expiration and allowing for point pooling as well as the introduction of a new product for transcontinental flights which will include lie flat seating and other amenities important to the business traveler. This increased focus on the business traveler increased the importance of the New York and Washington D.C. business markets to our network. These facts, along with further industry consolidation and improvement in overall industry performance resulted in our re-assessing the useful lives and considered the criteria in ASC 350-30-35-3:

•	The expected use of the asset by the company.
We expect to use these slots in perpetuity. In 2011, we had limited presence and investment at these airports and were therefore not able to conclude that we would use the slots in perpetuity.

•	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
Other assets at these high-density airports are primarily related to gates and airport facilities, which are depreciated over periods of up to 15 years. Unlike Slots, which require no maintenance, the gates and facility improvements will need to be refreshed at some point, so assigning them a life longer than 15 years would not be appropriate. In 2011 we used the 15 year estimated lives of leasehold improvements at each of the High Density Airports as a proxy for the utilization period for Slots at these airports. A residual value was not established which we believe is common with intangible assets of this nature.

•	Legal, regulatory or contractual provisions which may limit the useful life.
Slots for both DCA and LGA were issued 45 years ago by federal authorities and have remained issued and effective for that entire time in the case of DCA and effectively that entire time in the case of LGA. The DCA slots do not have a stated expiration date. Although the LGA slots do, history has shown that their renewal is assured as long as the owning airline continues to operate them. The government does have the authority to rescind the Slots, but historically has not and it is unlikely that they will do so as air traffic demand in these particular airports has increased as has the resulting congestion since the time they were originally issued. The estimated lives of these Slots are analogous to international route authorities as described in example 6 of ASC 350-30 (55-17 thru 55-19), which concludes an assignment of an indefinite life is appropriate.

•	Our own historical experience in renewing or extending similar arrangements…. In the absence of that experience, the entity shall consider the assumptions that market participants would use.
JetBlue has very limited experience with operating purchased Slots. However, there is significant industry history regarding Slots at High Density Airports. When they are assigned to an airline, they remain within the purview of that airline until such time as the airline ceases using them or until they are otherwise disposed. There is no history of Slots at High Density Airports being rescinded or recalled by their issuers if the airline in possession is using the slots as intended.
We believe predominate industry practice is to treat domestic slots as indefinite lived assets. In 2013, we believe all slots acquired (including those in business combinations) were assigned indefinite lives.

•	Effects of obsolescence, demand or other economic factors
Demand for air travel at both DCA and LGA has remained very strong since being designated as High Density Airports back in 1968.

•	Level of maintenance expenditures
The Slots require no maintenance.

As noted above, business travel has become an increasingly important part of our network strategy. New York and Washington D.C. markets are important pieces to that strategy and LGA and DCA are the undeniable airports of choice in these markets, respectively. To that end we made considerable investments in Slots at each of these airports following the 2011 and 2013 slot auctions. In 2011, we were successful in acquiring 16 Slots at each of DCA and LGA, doubling our presence at LGA and increasing our presence at DCA by 67%. The 2013 auctions resulted in incremental increase of an additional 60% at DCA. Despite submitting a bid that was higher, on an individual Slot basis, than our successful 2011 bid, we were not successful in acquiring additional Slots at LGA in 2013.
ASC 350-30-35-10 contemplates finite lived intangibles can at times become indefinite lived intangibles. Having re-evaluated the ASC 350-30-35-3 criteria as detailed above, we concluded that indefinite life treatment for Slots at all High Density Airports following the 2013 auction process was more appropriate than assigning them an arbitrary finite life. The amount of amortization related to these Slots has been immaterial, whether on a quarterly or an annual basis. Our Summary of Significant Accounting Policies (Note 1) in the March 31, 2014 Form 10Q will include the following for intangible assets
Intangible Assets
Our intangible assets consist primarily of acquired take-off and landing slots, or Slots, at certain domestic airports. Slots are rights to take-off or land at a specific airport during a specific time period during the day and are a means by which airport capacity and congestion can be managed. We account for Slots at High Density airports, including Reagan National Airport in Washington D.C. and LaGuardia and JFK Airports in New York City as indefinite lived intangible assets which results in no amortization expense, while Slots at other airports are amortized on a straight-line basis over their expected useful lives, up to 15 years. As of December 31, 2013, we changed our estimated useful lives for Slots at these High Density Airports from 15 years to indefinite. We incurred amortization expense of $1 million and $5 million for Slots at High Density Airports during the three months ended March 31, 2013 and the 12 months ended December 31, 2013, respectively.
In March 2014, we completed the acquisition of 24 Slots at Reagan National Airport for $75 million. We plan to begin using these Slots in the second half of 2014. Consistent with our accounting treatment for Slots at all High Density Airports, we have assigned these assets an indefinite life.

Loyalty Program, page 55

3.
We note your disclosure that in June 2013 you amended the loyalty program so points earned by members never expire. As a result of these changes, your estimate for the points that will remain unused, breakage, decreased resulting in a $5 million reduction in revenue and a corresponding increase in air traffic liability. Please explain to us, and revise your notes to the financial statements to disclose your accounting policy for recognizing breakage. Additionally, disclose the amount of breakage recognized in each of the periods presented, if material.

Response:
Points earned in our TrueBlue Loyalty Program for JetBlue purchases are accounted for under the incremental cost method. Under this method, the liability at each reporting date reflects the incremental cost associated of providing future travel to TrueBlue members who are expected to eventually redeem their points. Inherent in this approach is an estimate for points that will ultimately go unused, or breakage.
We estimate breakage based on historical point redemptions. Breakage is a factor in arriving at the liability for these points. Our program changes in 2013 resulted in individual members’ points never expiring and members being able to pool their points. Both of these changes resulted in less estimated breakage. At December 31, 2013, our estimate of miles that would be redeemed increased, resulting in an increase in the incremental cost liability. Our estimated liability for these points was $19 million as of December 31, 2013, which included the $5 million increase resulting directly from the estimated change in breakage.
In our future filings, we will clarify our Significant Accounting Policy (Note 1) with respect to breakage, indicating that it is a factor in arriving at our liability under the incremental cost method and is calculated based upon historical redemptions.

Airframe and Engine Maintenance, page 55

4.
We note your disclosure that regular airframe maintenance for owned and leased flight equipment is charged to expense as incurred unless covered by a third-party long-term flight hour services contract. Please tell us and revise to disclose your accounting policy for repairs and maintenance expense as it relates to assets other than flight equipment.

Response: Our accounting policy for repairs and maintenance expense for assets other than flight equipment is to expense them as incurred. Costs for these repairs represent less than 1% of operating expense which we deemed to be insignificant and therefore, did not include in our disclosures.

Note 3. Operating Leases, page 62

5.
We note from your disclosure in Note 3 that a significant number of your aircraft are leased under operating leases. Please tell us if your lease agreements contain provisions that require you to return the aircraft and engines to the lessor in certain maintenance condition or pay an amount to the lessor based on the airframe and engine’s actual return condition. If so, please tell us and disclose your policy of accounting for these return conditions.

Response: Our aircraft lease agreements contain termination provisions which include standard maintenance and return conditions with regards to airframes and engines, requiring us to either meet the specified return conditions or pay an amount to the lessor if they are not meet based on these conditions. Our policy is to record these lease return condition obligations when they are probable and the costs can be estimated. Typically, lease return costs do not become probable of payment until near the end of the lease term after the aircraft has completed its last maintenance cycle prior to being returned. We will revise our future Commitments and Contingencies (Note 7) in the March 31, 2014, Form 10Q to include the following statement.
Our aircraft lease agreements contain termination provisions which include standard maintenance and return conditions. Our policy is to record these lease return conditions when they are probable and the costs can be estimated.

Form 8-K furnished March 13, 2014

6.
We note your disclosure in a Form 8-K furnished March 13, 2014 that you have entered into an agreement to sell your LiveTV subsidiary to the Thales Group for $400 million. We also note that the sale is expected to be completed in mid-2014. Please tell us if you expect to recognize a material gain or loss on the sale of this subsidiary.

Response: We currently expect to recognize a material gain on the sale of our subsidiary, LiveTV to the Thales Group; however, the transaction remains subject to contingencies including receipt of regulatory approvals. Accordingly, we anticipate being in a position to quantify that gain closer to the closing (which is currently expected to occur at the end of the second quarter, 2014).

******
In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to receive any responses and are prepared to make every effort to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided, please do not hesitate to contact Don Daniels at (718) 709-3104.

Sincerely,

/s/ Donald Daniels_________
Donald Daniels
Vice President, Controller and
Chief Accounting Officer
(principal accounting officer)

cc: Claire Erlanger
Jean Yu
Mark D. Powers
James Hnat